October 26, 2005

Mr. Patrick J. Summers
Chief Financial Officer
AIMS Worldwide, Inc.
10400 Eaton Place #450
Fairfax, VA 22030

Re: AIMS Worldwide, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarterly period ended June 30, 2005
Commission File Number: 333-86711

Dear Mr. Summers:

   We have reviewed your October 10, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Note 1: Organization, Basis of Presentation, and Significant Accounting Policies

Revenue Recognition, page 28
1. Refer to our previous comment 4. Supplementally explain to us the literature you relied upon in reaching the conclusion that net treatment of reimbursed expenses was appropriate. In your response, tell us what consideration was given to the guidance in EITF 01-14.

Note 2: Related Party Transactions, page 29

2. We note from your response to our previous comments 7 and 8 that you have taken a 33% discount off the market price of your common stock. It appears that this discount, given the restrictions in place on your common stock, is excessive. As such, please reperform your analysis of the financial impact of this transaction. If you feel there are additional measures

supporting $0.62 as the appropriate market value for the stock exchanged in this transaction, supplementally explain how these measures were identified and why you feel they are appropriate. We may have further comment on your response.

3. Refer to our previous comment 8. Please revise your disclosure to include the facts and circumstances surrounding the extinguishment of debt as discussed in your response to our previous comment 8.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

4. Please confirm to us that the contracts discussed in response to our comment 12 make up the "renewable customer base" discussed in your response to our previous comment 10. If these are separate, please explain to us why you have not assigned a value to these relationships as well as it appears the renewable nature of these contracts impacts both the current earnings value of operations and the earnings potential of future operations, and they meet the definition of an intangible asset as described in SFAS 142.

5. Your response to our prior comment 11 appears to address only the reasons why you wished to acquire HW&L, and not the manner in which the amount of consideration was determined. As such, supplementally explain to us how the consideration of 500,000 shares of common stock with assumption and/or payment of certain liabilities was negotiated or determined. We may have further comment on your response.

6. As a related matter, we note that you have allocated the entire purchase price of HW&L to goodwill. Please note that, according to paragraph A14(a)(1) of appendix A to SFAS 141, trade names are considered intangible assets. As such, please reclassify the trade name acquired to intangible assets and assign this asset a useful life. Your response should include a discussion of how you determined the useful life associated with this assets, and your assessment of the impact on earnings on a quarter by quarter basis since the acquisition.

7. Refer to our previous comments 10, 12, and 13. We note that you determined the primary value of the acquisition was the earnings value of operations in place and the earnings potential of operations in place. We also note there appears to be several types of contracts and customer lists acquired as part of the PTC acquisition, and then may currently or potentially contribute to earnings. Supplementally list each type of contract that was acquired in the Prime Time Cable acquisition, the remaining terms or range of remaining terms, and why you feel the fair value of such arrangements would not qualify as an intangible asset. If you conclude that it should be classified as an intangible asset, supplementally explain to us how you determined its useful life, and revise your financial statements to include the disclosures required by paragraphs 42-47 of SFAS 142.

8. As a related matter, supplementally explain to us why you have included the non-compete agreement cited in your response to our previous comment 13 in goodwill and not intangible assets. Your response should include your assessment of fair value and the material terms of

the non-compete agreement, included expiration date. We may have further comment on your response.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief